American Trust Investment Services, Inc.

Statement of Financial Condition and

Report of Independent Registered Public Accounting Firm

December 31, 2023

Filed as **PUBLIC** information Pursuant to
Rule l 7a-5(e)(3) under the Securities Exchange
Act of 1934.

AMERICAN TRUST INVESTMENT SERVICES, INC

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

C O N T E N T S

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-14394

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AMERICAN TRUST INVESTMENT SERVICES INC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1244 119TH STREET
(No. and Street)

WHITING	INDIANA	46394
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL GRADY	630-435-9128	m.grady@amtruinvest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

JESSER, RAVID, JASON, BASSO AND FARBER, LLP
(Name – if individual, state last, first, and middle name)

230 W. MONROE STREET, SUITE 2300	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

11/05/2003	851
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __MICHAEL GRADY_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __AMERICAN TRUST INVESTMENT SERVICES INC_____, as of __12/31_____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JULIE ILTEN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
December 21, 2026

Signature: _____

Title:
CFO

Julie Ilten 3/29/24
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

2

230 W. Monroe St., Suite 2300
Chicago, IL 60606

Office: (312) 782-4710
Fax: (312) 782-4711

jr jbf JESSER, RAVID, JASON,
BASSO AND FARBER LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON STATEMENT OF FINANCIAL CONDITION

To the Shareholder of
American Trust Investment Services, Inc.
Whiting, IN

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Trust Investment Services, Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of American Trust Investment Services, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of American Trust Investment Services, Inc.'s management. Our responsibility is to express an opinion on American Trust Investment Services, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Trust Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Jesser, Ravid, Jason, Basso and Farber, LLP

We have served as American Trust Investment Services, Inc.'s auditor since 2022.

Chicago, IL

March 30, 2024

3

AMERICAN TRUST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash	$	543,976
Receivable from clearing broker/dealers		178,339
Brokerage account money markets position		322,450
Furniture, equipment, and leasehold improvements, at cost, net of $23,366 accumulated depreciation		-0-
Right of Use assets, net		74,281
Prepaid taxes		14,232
Deferred tax asset		45,700
Other assets		8,374
TOTAL ASSETS		$ 1,187,352

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	561,050
Commissions payable		296,512
Operating lease liability		74,281
Total Liabilities	$	931,843

SHAREHOLDER'S EQUITY

Common stock, no par value, 100 shares authorized, issued and outstanding	$	45,000
Additional paid in capital		138,800
Retained earnings		71,709
Total Shareholder's Equity	$	255,509
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 1,187,352

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - American Trust Investment Services, Inc. (the "Company") was incorporated in the state of Indiana on December 23, 1968 as Peerson & Company, Inc. CCIG Acquisition Company, LLC closed on the purchase of the Company from Amtru, Inc. on May 15, 2012. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Basis of Presentation – The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Depreciation – Depreciation of fixed assets was provided for using the straight-line method over five years.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

In addition, the Company's cash is on deposit at three financial institutions but uses one primarily for its operations and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant
credit risk to cash.

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AMERICAN TRUST INVESTMENT SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date this financial statement was available to be issued.

NOTE 2 – INCOME TAXES

The Corporation is a C Corporation for income tax purposes.

The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2020.

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

.

NOTE 3 - FAIR VALUE MEASUREMENT - *(Continued)*

The Company's financial assets that are reported at fair value in the accompanying statement of financial condition as of December 31, 2023, are as follows:

	Level 1	Level 2	Level 3	Total
Securities	$ 322,450	$ -	$ -	$ 322,450
Total assets at fair value	$ 322,450	$ -	$ -	$ 322,450

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. On December 31, 2023, the Company's net capital and required net capital were $180,480 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 497.24%.

NOTE 5 - LEASE COMMITMENTS

The Company leases three office spaces, on a month-to-month basis, for a total amount of $4,600 per month. $3,500 a month is paid to an LLC that manages the finance office which is controlled by two of the officers of the Company. It is the opinion of the officers that it could attain similar rent if rented by another company. The rent was not negotiated by a third party and therefore there has been no secondary check as to whether the Company is paying more for rent than they would elsewhere. See Note 9.

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NOTE 6 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

In order to facilitate securities transactions, there is a secondary clearing agreement (Tri-Party agreement) among LaSalle St. Securities, L.L.C. ("Primary Correspondent"), the Company ("Secondary Correspondent"), and National Financial Services, LLC. The new Clearing Broker/dealer (NFS) has accepted the introduction of brokerage accounts of Secondary Correspondent through Primary Correspondent and to provide to such accounts the Clearing Services provided to the other accounts introduced to NFS by Primary Correspondent pursuant to the Clearing Agreement. The Secondary Correspondent is willing to indemnify, defend, and hold harmless Primary Correspondent and NFS for losses incurred by Primary Correspondent or NFS, respectively, in connection with all accounts introduced by Secondary Correspondent to NFS through Primary Correspondent. The Secondary Correspondent is not required to have a deposit with the Primary Correspondent or NFS. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Primary Correspondent or NFS to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company added a second clearing arrangement on a Fully Disclosed basis with RBC correspondent sources. They have provided the clearing firm with a $50,000.00 security deposit. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Primary Correspondent or RBC to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity in excess of the security deposit.

NOTE 7 - AFFILIATED TRANSACTIONS

The Company currently uses an affiliate to act as a Professional Employment Organization ("PEO") to provide payroll and consulting fees on behalf the Company. Other Affiliates of the Company also use the same PEO. The Company also splits the cost of the E and O Insurance with affiliates of the Company. See Note 5 regarding related party lease.

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NOTE 8 – CONTINGENT LIABILITES

The Company may be involved in a number of legal and regulatory proceedings concerning matters arising from the normal conduct of the Company's business activities. Although there can be no assurances as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense, and will deny, liability in all significant litigation pending against the Company, and it intends to defend vigorously each case. Based upon information currently available and advice of counsel the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's financial position.

NOTE 9 – OPERATING LEASE

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in operating leases for office space as described below. The Company recognizes a lease liability and the right of use (ROU) asset at the commencement date of the lease.

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NOTE 9 – OPERATING LEASE – *(Continued)*

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The implicit interest rate of the Company's leases is not readily determinable, and accordingly, management has used a risk-free rate of return. The ROU asset is initially recorded at the same amount as the lease liability, and subsequently amortized and charged to lease expense on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease expense associated with its short-term leases on a straight-line basis over the lease term.

The Company conducts its operations from office facilities under a three-year non-cancelable lease expiring in September 2025 at a minimum monthly rate of $3,500.

Right of use assets under the above lease consist of the following:

Right of use assets	$ 118,134
Less: Accumulated amortization	(43,853)
Net	$ 74,281

Lease liabilities consist of the following:

Undiscounted cash payments	$ 77,000
Less: Discount (4.48%)	(2,719)
	$ 74,281

As of December 31, 2023, the weighted-average remaining lease term for operating leases was 1.83 years.

NOTE 9 – OPERATING LEASE – (*Continued*)

The Company's minimum future annual rentals under the above leases are as follows:

2024	$ 42,000
2025	35,000
	$ 77,000

NOTE 10 – INCOME TAXES

The Company records deferred income taxes to recognize the income tax effect of timing differences in reporting income and expenses for financial statement and income tax purposes, generally resulting from unused net operating loss carryforwards that expire over an indefinite period. The Company reported a deferred tax asset of $45,700 as of December 31, 2023.

NOTE 11 – PRIOR PERIOD ADJUSTMENT

An adjustment was recorded as of January 1, 2023, increasing the opening balance of retained earnings, and decreasing accounts payable and accrued expenses by $85,000. The adjustment was made to correct for an overstatement of accrued expenses at December 31, 2022.

NOTE 12 - RECEIVABLE FROM CLEARING BROKER/DEALER

The Company's receivable from clearing broker/dealer includes revenues earned from executing customer securities transactions. The balances receivable from clearing broker/dealer as of December 31, 2023 and 2022 were $178,339 and $800,898, respectively.

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NOTE 13 - ADOPTION OF NEW ACCOUNTING PRINCIPLE WITH RESPECT TO CREDIT LOSSES

As of January 1, 2023, the Company adopted a new accounting standard under U.S. GAAP that replaced the incurred loss model for measuring the allowance for credit losses with a new model that reflects current expected credit losses (CECL) that are expected to occur over the lifetime of the underlying receivable. The CECL methodology is applicable to financial assets that are measured at amortized cost, including amounts due from clearing brokers, accounts receivable, contract assets, and notes and loans receivable from officers, owners, and employees.

The Company adopted the change in accounting for credit losses using a modified retrospective method which requires recognition of a cumulative effect adjustment, if any, to the opening balance of retained earnings as of January 1, 2023. The adoption of the new standard did not require a cumulative effect adjustment to retained earnings as of January 1, 2023.

NOTE 14 - CURRENT EXPECTED CREDIT LOSSES (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. Management determined that an allowance for credit losses was not necessary at December 31, 2023 and 2022.

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